SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                                 Procept, Inc.
                                 -------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  742 683 10 5
                                  ------------
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 13, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) of 13d-1(g), check the following:
                                                                        [ ]

                                  SCHEDULE 13D
CUSIP No. 742683105                                          Page 3 of 16  Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             6,696,072
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        6,696,072
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         6,696,072
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         49.9%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 742683105                                          Page 4 of 16  Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,328,071
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,328,071
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,328,071
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.4%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 742683105                                          Page 5 of 16  Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Aries Master Fund, A Cayman Island Exempted Company
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             4,368,000
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        4,368,000
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         4,368,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 742683105                                          Page 6 of 16  Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        1,263,122
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             6,696,072
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        1,263,122
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        6,696,072
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         7,959,194
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.7%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

        (a)    Common Stock, $.01 par value ("Shares")

               Procept, Inc. (the "Issuer")
               840 Memorial Drive
               Cambridge, MA 02139
               (617) 491-1100

Item 2. Identity and Background.
        -----------------------

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, /1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, /2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund, /3/ a Cayman Islands exempted company.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

               Since the date of Amendment  No. 3 to the  Original  Statement on
               Schedule 13-D ("Amendment No. 3"), filed on August 10, 1998, Aries Domestic used its general funds to purchase an aggregate of 5,200 Shares in the open market and the Aries Fund used its general funds to purchase an aggregate of 14,800 Shares in the open market.
--------
               /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

               /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

               /3/ Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

               In connection with a merger (the "Merger") between the Issuer and Pacific Pharmaceuticals, Inc. ("Pacific"), which closed on March 13, 1999, each of the Reporting Parties exchanged securities of Pacific for securities of the Issuer as follows:

               Aries Domestic:
               --------------

               (a) 4,299 shares of Series A Preferred Stock of Pacific converted into 135,872 shares of common stock of the Issuer with attached contractual rights (the "Article VI Common Stock") at a conversion rate equal to 31.60543;

               (b) 49,240 shares of Article VI Common Stock were issued pursuant to certain contractual anti-dilutive rights of the Article VI Common Stock in (a) above that were triggered by the Merger;

               (c) a Unit Purchase Option to purchase (1) 430 shares of Series A Preferred Stock of Pacific and (2) Class A Warrants of Pacific to purchase 42,900 shares of common stock of Pacific (the "Pacific Common Stock") was exchanged for a Unit Purchase Option to purchase (x) 13,590 shares of Article VI Common Stock and (y) Class C Warrants to purchase 4,661 shares of Procept Common Stock;

               (d) warrants to purchase 4,925 shares of Article VI Common Stock were issued pursuant to certain contractual anti-dilutive rights of the Article VI Common Stock in (c)(x) above that were triggered by the Merger;

               (e) warrants to purchase 45,000 shares of Pacific Common Stock were exchanged for Class C Warrants to purchase 4,889 shares of Procept Common Stock;

               (f) 305,641 shares of Pacific Common Stock were exchanged for 33,208 shares of Procept Common Stock;

               (g) a note owed by Binary Therapeutics, Inc., a subsidiary of Pacific, to Aries Domestic was exchanged for 19,275 shares of
               Article VI Common Stock ;

               (h)  6,985   shares  of  Article  VI  Common   Stock   issued  as
               anti-dilution protection to the Article VI Common Stock issued in
               (g) above;

               (i) Class A Warrants of Pacific to purchase 429,900 shares of Pacific Common Stock were exchanged for Class C Warrants to purchase 46,709 shares of Article VI Common Stock;

               (j) 200,000 shares of Pacific Common Stock were exchanged for 21,730 shares of Procept Common Stock;

               (k) Class A Warrants to purchase 250,000 shares of Pacific Common Stock were exchanged for 27,163 shares of Procept Common Stock;

               (l) Unit Purchase Option to purchase (1) 31,250 shares of Pacific Common Stock and (2) Class A Warrants of Pacific to purchase 25,000 shares of Pacific Common Stock were exchanged for (x) 3,395 shares of Article VI Common Stock and (y) Class C Warrants to purchase 2,716 shares of Procept Common Stock; and

               Aries Fund:
               ----------

               (a) 8,340 shares of Series A Preferred Stock of Pacific converted into 263,589 shares of Article VI Common Stock;

               (b) 95,525 shares of Article VI Common Stock were issued pursuant to certain contractual anti-dilutive rights of the Article VI Common Stock in (k) above that were triggered by the Merger;

               (c) Unit Purchase Option to purchase (1) 834 shares of Series A Preferred Stock of Pacific and (2) Class A Warrants of Pacific to purchase 83,400 shares of Pacific Common Stock were exchanged for a Unit Purchase Option to purchase (x) 26,359 shares of Article VI Common Stock and (y) Class C Warrants to purchase 9,061 shares of Procept Common Stock;

               (d) warrants to purchase 9,552 shares of Article VI Common Stock were issued pursuant to certain contractual anti-dilutive rights of the Article VI Common Stock in (c)(x) above that were triggered by the Merger;

               (e) warrants to purchase 105,000 shares of Pacific Common Stock were exchanged for Class C Warrants to purchase 11,408 shares of Procept Common Stock;

               (f) 305,641 shares of Pacific Common Stock were exchanged for 33,208 shares of Procept Common Stock;

               (g) a note owed by Binary Therapeutics, Inc., a subsidiary of Pacific, to Aries Domestic was exchanged for 19,275 shares of
               Article VI Common Stock ;

               (h)  6,985   shares  of  Article  VI  Common   Stock   issued  as
               anti-dilution protection to the Article VI Common Stock issued in
               (g) above;

               (i) Class A Warrants of Pacific to purchase 834,000 shares of Pacific Common Stock were exchanged for Class C Warrants to purchase 90,614 shares of Article VI Common Stock;

               (j) 200,000 shares of Pacific Common Stock were exchanged for 21,730 shares of Procept Common Stock;

               (k) Class A Warrants to purchase 250,000 shares of Pacific Common Stock were exchanged for 27,163 shares of Procept Common Stock; and

               (l) Unit Purchase Option to purchase (1) 31,250 shares of Pacific Common Stock and (2) Class A Warrants of Pacific to purchase 25,000 shares of Pacific Common Stock were exchanged for (x) 3,395 shares of Article VI Common Stock and (y) Class C Warrants to purchase 2,716 shares of Procept Common Stock.

               Dr. Rosenwald:
               -------------

               (a) a note owed by Binary Therapeutics, Inc., a subsidiary of Pacific, to Dr. Rosenwald was exchanged for 49,824 shares of
               Article VI Common Stock;

               (b)  18,056   shares  of  Article  VI  Common   Stock  issued  as
               anti-dilution protection to the Article VI Common Stock issued in
               (d) above;

               (c) 323,796 shares of Pacific Common Stock were exchanged for 31,180 shares of Procept Common Stock;

               (d) a Unit Purchase Option to purchase (1) 192,197 shares of Pacific Common Stock and (2) Class A Warrants of Pacific to purchase 240,214 shares of Pacific Common Stock was exchanged for a Unit Purchase Option to purchase (x) 20,882 shares of Article VI Common Stock and (y) Class C Warrants to purchase 26,099 shares of Procept Common Stock;

               (e) a Unit Purchase Option to purchase (1) 5,701 shares of Series A Preferred Stock of Pacific and (2) Class A Warrants of Pacific to purchase 570,064 shares of Pacific Common Stock was exchanged for a Unit Purchase Option to purchase (x) 180,183 shares of
               Article VI Common Stock and (y) Class C Warrants to purchase 61,937 shares of Procept Common Stock;

               (f) 65,298 shares of Article pursuant to certain contractual anti-dilutive rights of the Article VI Common Stock in paragraph
               (e)(x) above that were triggered by the Merger;

               (g) a Unit Purchase Option to purchase (1) 1,999 shares of Series A Preferred Stock of Pacific and (2) Class A Warrants of Pacific to purchase 199,887 shares of Pacific Common Stock was exchanged for a Unit Purchase Option to purchase (x) 63,179 shares of
               Article VI Common Stock and (y) Class C Warrants to purchase 21,718 shares of Procept Common Stock; and

               (h) 22,896 shares of Article pursuant to certain contractual anti-dilutive rights of the Article VI Common Stock in paragraph
               (g)(x) above that were triggered by the Merger.

               Further,   in  connection  with  a  contractual  reset  provision
               contained in the Article VI Common Stock held by the Reporting Parties, on April 9, 1999, Aries Domestic was issued an aggregate of 649,514 additional shares of Article VI Common Stock, Aries Fund was issued an aggregate of 1,233,722 additional shares of
               Article VI Common Stock and Dr.
               Rosenwald was issued an aggregate of 331,058.

               (i) 10,865 shares of common stock of the Issuer owned by Paramount Catital Investments, LLC, of which Dr. Rosenwald is the Chairman and sole stockholder.

Item 4. Purpose of Transaction.
        ----------------------

               The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

               Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

               (a) As of the date of this filing, Dr. Rosenwald both personally and through acquisition of the shares by the Aries Fund and Aries Domestic, beneficially owned an aggregate of 7,959,194, Shares or 54.7% of the Issuer's securi ties and Paramount Capital beneficially owned 6,696,072 Shares or 49.9% of the Issuer's securities. Aries Domestic and the Aries Fund beneficially owned as follows:

                                                          Amount Owned
                                                          ------------
                      Aries Domestic                      2,323,071 Shares
                      Aries Fund                          4,368,000 Shares

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

               (c) Other than as set forth in Item 3 above, the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

               (d) & (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        with respect to Securities of the Issuer
        ---------------------------------------------------------

               Paramount Capital is the Investment Manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic.

               Dr. Rosenwald is the Chairman and sole shareholder of Paramount Capital. Mr. Michael S. Weiss, formerly a Senior Managing Director of the Placement Agent (as defined below), joined the Board of Directors of the Issuer in connection with the initial investment by Aries Domestic and the predecessor in interest to the Aries Fund, the Aries Trust, a Cayman Island trust in June 1997 and receives compensation for such services.

               Pursuant to Article 6 of the Subscription Agreement executed by the Issuer and each investor in the Private Placement, the Reporting Parties are entitled to the contractual rights (the "Article VI Rights") attached to the Article VI Common Stock as set forth in Exhibit O to Amendment No. 2.

               Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Fund has acted as Placement Agent for the Issuer and has received certain fees for such services including warrants (the "Placement Warrants") to purchase shares of Common Stock with attached contractual rights. On June 30, 1997, the Issuer and the Placement Agent entered into a twenty-four (24) month engagement agreement, pursuant to which the Placement Agent is entitled to receive a cash retainer and standard success fees in addition to warrants (the "Advisory Warrants") to purchase shares of Common Stock with attached contractual rights.

               Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.


Item 7. Material to be Filed as Exhibits:
        --------------------------------

Exhibit A -    Copy of an Agreement  between Dr. Rosenwald,  Paramount  Capital,
               Aries  Domestic and Aries Fund to file this Statement on Schedule
               13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of  executive  officers  and  directors  of  Aries  Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES
                                   ----------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     THE ARIES FUND
                                     By Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                        Chairman


Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Endorex Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     THE ARIES FUND
                                     By Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                        Chairman


Dated:       May 3, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:


                                                                    PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------

Lindsay A. Rosenwald, M.D.                         Chairman of the Board of Paramount Capital Asset Management, Inc.,
                                                   Paramount Capital Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.                               President of Paramount Capital Asset Management, Inc., Paramount Capital
                                                   Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash                                  Director of Paramount Capital Asset Management, Inc., Senior Managing
                                                   Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                                   Director of Paramount Capital Asset Management, Inc., Professor, Univer
                                                   sity of Southern California School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

        The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:



                                                                    PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------
Paramount Capital Asset Management, Inc.                  General Partner; Investment Manager


        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

        The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                            PRINCIPAL OCCUPATION
        NAME                                                OR EMPLOYMENT
        ----                                                -------------

Paramount Capital Asset Management, Inc.                 Investment Manager

MeesPierson (Cayman) Management Limited                  Administrator

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.